Exhibit 99.1

ALTICE USA, INC. PRESENTS REVISED AND ENHANCED OFFER TO ACQUIRE COGECO

IN ORDER TO OWN ATLANTIC BROADBAND

Increases value to holders of subordinate voting shares;

enhances premium to the Audet family

NEW YORK AND TORONTO, October 18, 2020 – Altice USA, Inc. (“Altice USA”) (NYSE: ATUS) announces that it has presented a revised and enhanced offer to Cogeco Inc. (“CGO”) and Cogeco Communications Inc. (“CCA”, together with CGO, “Cogeco”) to acquire 100% of the issued and outstanding shares of Cogeco. Altice USA has also revised its arrangement with the largest long-term shareholder of Cogeco, Rogers Communications Inc. (“Rogers”) (TSX: RCI.A and RCI.B, NYSE: RCI), to sell all the Canadian assets of Cogeco at an adjusted net price of C$5.2 billion, if its transaction with Cogeco is completed. Upon completion of the overall transaction, Altice USA would own all the U.S. assets (Atlantic Broadband) of Cogeco, and Rogers would own the Canadian assets.

If Altice USA is unable to arrive at a mutually satisfactory agreement by November 18, 2020, or, at the very least, it does not see a clear path forward to completion of a transaction, this revised offer will be withdrawn.

Dexter Goei, Chief Executive Officer of Altice USA said: “We are pleased to present an incredibly attractive revised and enhanced offer for Cogeco that significantly rewards all shareholders and incorporates feedback from recent discussions with holders of subordinate voting shares. We encourage the Cogeco boards to act in the best interest of all shareholders and stakeholders as they thoughtfully consider this offer, and we respectfully request that the boards engage with us to discuss our proposal.”

Compelling and Value-Maximizing Revised and Enhanced All-Cash Offer with Significant Premium

The aggregate all-cash consideration offered for all of the outstanding shares of CGO and CCA, including those owned by Rogers, is C$11.1 billion (US$8.4 billion). This includes C$5.1 billion (US$3.9 billion) to be paid by Altice USA for the U.S. assets1:

[1]	Including an offer for CDPQ’s 21% stake in Cogeco’s Atlantic Broadband subsidiary. Assumes exchange rate of 1.319 USD/CDN.

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All the multiple voting shares of CGO are controlled by Mr. Louis Audet, the Executive Chairman of Cogeco, and members of the Audet family. Given the position of the controlling shareholder, its support is necessary to complete a transaction, and as such the Altice USA offer includes a sizeable premium on those shares. Specifically, the offer includes C$900 million (US$682 million) to the Audet family for their ownership interests, which include 100% of the multiple voting shares of CGO (“CGO MVS”) and approximately 0.9% and 0.3% of the total outstanding CGO and CCA subordinate voting shares, respectively.

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The offer also includes C$123 per share for the remaining CGO subordinate voting shares (“CGO SVS”) and C$150 per share for the remaining CCA subordinate voting shares (“CCA SVS”). These offer prices represent significant premiums of 50% and 45% to each stock’s undisturbed 1-month (August 2020) volume weighted average price (VWAP) on the Toronto Stock Exchange respectively (the offer prices also represent a 57% premium for CGO SVS and 53% premium for CCA SVS to the undisturbed August 31, 2020 closing prices).

Other Considerations

The all-cash offer by both Altice USA and Rogers is subject to entrance into definitive transaction agreements with Cogeco and the receipt of customary shareholder, corporate and regulatory approvals. Altice USA and Rogers are confident that the transaction would receive all required regulatory approvals on a timely basis. Altice USA and Rogers anticipate closing the transactions within six to nine months after signing definitive agreements, following receipt of necessary approvals.

Altice USA’s share repurchase and net leverage targets for 2020 remain unchanged from this transaction.

Rogers will be entitled to receive the premium offered by Altice USA to all subordinate voting shareholders. As a result, the net consideration to be paid by Rogers for the Canadian assets of Cogeco reflects a gross price of C$6.0 billion, less the premium on the shares currently held by Rogers of C$800 million, less the value of Rogers’ shares excluding the premium of C$1.5 billion, for net cash consideration of C$3.7 billion. Rogers does not anticipate any need to issue equity as a result of this transaction and its current dividend is maintained.

Benefits to Atlantic Broadband

This revised offer is in line with Altice USA’s previously stated objective to opportunistically grow through value-accretive acquisitions. The acquisition of Atlantic Broadband, if consummated, would allow Altice USA to build on its success with prior cable acquisitions in the United States and expand its operations across 11 states on the east coast of the United States, adjacent to its existing Optimum and Suddenlink footprints. As part of Altice USA, Atlantic Broadband would benefit from enhanced scale, operating efficiencies and further investment support that are at the core of the Altice business model and strategy. Altice USA’s commitment to innovation, best-in-class services, long-term network investments and customer service creates significant benefits and long-term value for customers, employees and shareholders.

Benefits to Quebec and Cogeco

Over the last 10 years, Rogers has invested more than C$2 billion in its wireless network in Quebec and offers wireless services across the province. In January, Rogers started the rollout of Canada’s first 5G network in Montreal, and expanded the Rogers 5G network to Quebec City, Gatineau and Trois-Rivières last month. Today, Rogers is the largest 5G network in Quebec and Canada, reaching 130 towns and cities.

After 35 years of building in Quebec, Rogers recently unveiled a C$3 billion investment proposal to bring connectivity, jobs and economic growth to Quebec should it be successful in its bid to acquire Cogeco’s Canadian assets. This proposal would build off Rogers’ base of 3,000 Quebec employees and nearly two million Quebec customers, and honour Cogeco’s legacy, expand rural connectivity, accelerate 5G coverage to 95% of Quebecers and create hundreds of highly skilled jobs with a new tech innovation hub. The proposal includes maintaining the Cogeco brand and maintaining Cogeco’s Quebec headquarters, bringing total direct employment to 5,000 jobs.

Proposed Transaction Structure

The transaction proposed by Altice USA would be subject to court approval, as well as Cogeco boards and shareholder approval. Structured and approved in this manner, the transaction could be completed notwithstanding the “coattail” provisions in place at CGO and CCA. Those provisions restrict the ability of the holders of multiple voting shares to accept an offer for those shares where the holders of subordinate voting shares are not effectively entitled to participate on equivalent terms.

Forward Looking Statements

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the submission of a non-binding proposal to Cogeco should not be viewed as an indication that any specific transaction will be pursued or consummated. There can be no assurance that the offer will result in any specific action or transaction or agreement or, if a transaction is undertaken, as to the nature, terms or timing of such transaction. Altice USA and Rogers do not intend to disclose developments with respect to any discussions regarding the offer unless and until the Board of Directors of Altice USA and Rogers have approved a specific transaction or they otherwise determine that disclosure is necessary or appropriate.

These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this release. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”,

“project”, “should” or “will” or, in each case, their negative, or other variations or comparable terminology. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. To the extent that statements in this release are not recitations of historical fact, such statements constitute forward-looking statements, which, by definition, involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements including risks referred to in our most recently filed Annual Report on Form 10-K and in our most recently filed Quarterly Report on Form 10-Q. You are cautioned to not place undue reliance on Altice USA’s forward-looking statements. Any forward-looking statement speaks only as of the date on which it was made. Altice USA specifically disclaims any obligation to publicly update or revise any forward-looking statement, as of any future date.

Contacts:

Altice USA Investor Relations

Nick Brown: +1 917 589 9983 / nick.brown@alticeusa.com

Cathy Yao: +1 347 668 8001 / cathy.yao@alticeusa.com

Altice USA Communications

Lisa Anselmo: +1 516 279 9461 / lisa.anselmo@alticeusa.com

About Altice USA:

Altice USA (NYSE: ATUS) is one of the largest broadband communications and video services providers in the United States, delivering broadband, video, mobile, proprietary content and advertising services to more than 4.9 million residential and business customers across 21 states through its Optimum and Suddenlink brands. The company operates a4, an advanced advertising and data business, which provides audience- based, multiscreen advertising solutions to local, regional and national businesses and advertising clients. Altice USA also offers hyper-local, national, international and business news through its News 12, Cheddar and i24NEWS networks.